UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A
                                   ------------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)

                     of the Securities Exchange Act of 1934

                           New Generation Films, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

             Nevada                                            88-0284209
            --------                                          -----------
  (State of other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                          Identification No.)

304 North Edinburgh Avenue, Los Angeles, CA                       90048
-----------------------------------------------------          ----------
(Address of principal executive offices)                       (Zip Code)

Issuer's Telephone number:   (323) 655-7705
                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share

                    ----------------------------------------
                                (Title of Class)

PART I


--------------------------------------------------------------------------------
ITEM 1.           DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a) Business Development

         New Generation Films, Inc. (the "Company" or the "Registrant") was incorporated under the laws of the State of Nevada on November 7, 1991 as U S Recorp. Shortly after the Company was organized, the Company offered its shares to a limited number of private investors. In connection with this Private placement of its shares, on April 1, 1992 the Company issued 81,500 shares of its common stock to a total of 19 investors. Each of these investors paid$1.00 for each share of stock each purchased, and each executed a subscription agreement regarding their investment in the Company. The subscription agreement indicated that the shares issued to these investors where issued in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 and that such shareholders agreed that their share could only be resold if an effective registration statement regarding the shares had been filed with the Securities and Exchange Commission and was in effect, or if they complied with the requirements of Rule 144 under the Exchange Act. An additional total of 20,500 shares of the Company's common stock were issued to a total of 14 investors on June 30, 1992 and under exactly the same terms. A combined total of 16,600 shares were issued on November 3, 1993 to three investors under such terms as the final portion of the Company's private placement.

         The Company changed it name to New Cannon, Inc, in February 2001. In February of 2001 the Board of Directors approved a 5 for 1 stock split and authorized the number of shares to be increased to One Hundred Million (100,000,000) shares of common stock with a par value of $0.001 and Ten Million (10,000,000) shares convertible Preferred Stock with a par value of $ 0.001.

         On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan"). Such assets were valued at $2,984,305. The Company also acquired similar assets from Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Niue, and its representative Evgeny Afineevsky ("Afineevsky"). Such assets were valued at $1,338,038. The Company issued a total of 4,500,000 of common stock in consideration for the assets acquired from Octava and in consideration of services rendered, and to be rendered, to the Company by Mr. Afineevsky. In addition to the assets purchased, the Company accepted an assignment of an International Multiple Rights Distribution Agreements with a value totaling $891,120.

         On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited, a company duly organized and existing under the laws of England. Under the terms of that agreement, Unimet agreed to purchase 4,500,000 post-split shares of the Company's common stock for $1,250,000, payable in installments, on or before the dates as follows:

Table 1
                            Date                          Amount
                     ------------------               -------------
                     July 16,2001                     $    250,000
                     August 10, 2001                  $    100,000
                     September 10, 2001               $    100,000
                     October 10, 2001                 $    100,000
                     November 10, 2001                $    100,000
                     December 10, 2001                $    100,000
                                                      ------------
                     January 10, 2002                 $    500,000

         The  payment  scheduled  on or before  January 10, 2002 was at Unimet's
option  of  either   cash  or  the   transfer  to  the  Company  the  assets  of
"FilmStudio.RU" owned by Unimet.

         Unimet has made the following payments for stock subscriptions:

                            Date                          Amount
                     ------------------               -------------
                     July 18, 2001                    $    250,000
                     September 18, 2001               $    100,000
                     October 9, 2001                  $    100,000
                     December 18, 2001                $     25,000
                     January 12, 2002                 $     75,000
                     February 19, 2002                $     50,000
                                                      ------------
                     Total Payments                   $    600,000

         As identified above, Unimet did not meet the conditions of the original agreement. In an Amendment to Stock Purchase Agreement dated June, 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 15, 2002                    $      50,000
                     August 15, 2002                  $      50,000
                     September 15, 2002               $      50,000
                     October 15, 2002                 $     500,000
                                                      -------------
                     Total Payments Receivable        $     650,000

         Unimet did not meet that payment schedule and the parties entered into another amended stock purchase agreement on or about December 1, 2002. Under the terms of that amendment, Unimet's investment in the Company was limited to the $600,000 it had delivered to the Company and Unimet received at total of 2,160,000 shares of the Company's common stock rather than the 4,500,000 called for under the original agreement.

         All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         In December 2001, Menahem Golan resigned as a Director and as the Chairman of the company. Upon Mr. Golan's resignation, the company acquired the $4,500,000 shares of the company's common stock previously issued to Mr. Golan and in return assigned to Mr. Golan the rights to several films, screen plays and television pilots. On July 6, 2002, the company's name was changed to New Generation Films, Inc.


         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceeding.

         The Company maintains offices at 304 North Edinburgh Ave, Los Angeles, California 90048.

(2) Business of issuer

         (a) Film Properties

         Film properties consist of screenplays owned by the Company stated at historical cost. The Company owns the exclusive worldwide copyright to the Film properties consists of screenplays as follows:

Table 1

 No  Name
 1   "Oy Vey! My Son is Gay" From Martin Guigui                      100,000.00
     3 Drafts and Final Screen play by Joseph Goldman                100,000.00
 2   "Holiday Season" Screen play by Lou Spirito and                 150,000.00
       Gary Horn
 3   "Gunga Din" Story and Screenplay by Jim Silke                   100,000.00
 4   "What Do Woman Want?" Screenplay by                             100,000.00
       Joseph Goldman
 5   "Forever Natacha" Screenplay By Joseph Goldman                  100,000.00
     And Rafal Haimovit
 6   "M" Screenplay by Kevin Rock, Nick Gregory                      150,000.00
       and Stephen Cornwell
 7   "Sweet Revenge" Screenplay by Menahem Golan                     100,000.00
 8   Miscellaneous screen play historical cost
                                                                      ---------
     Total Historical Cost of Film Rights Through March 2003         900,000.00
                                                                     ==========

         Joseph Goldman and Menahem Golan are the same person.

         The Company is engaged in developing the above scripts with a view to producing them as full-length, feature films for eventual theatrical and video release. The Company intends to acquire rights to additional scripts in the future for development and production.

         (b) Film Development

         The Company develops films from idea through screenplay to filming, production and distribution. The Company values such film projects at historical cost as follows:


Table 2

                                                March      Calendar    Calendar
   No  Name                                     2003         2002         2001      2000
                                             ----------   ----------   ---------- ----------
1 "Crime and Punishment"                      1,308,067    1,308,067    1,327,861   --
2 "Death Game"                                1,055,575    1,055,575    1,080,584   --
3 "Booty & the Beast"                            26,008       26,008         --     --

4 "Holiday Season"                                5,000        5,000        5,000   --

5 "Laugh it Up"                                     578          578          578   --
6 "Train to Hell"                                 3,064        3,064          297   --
7 "In Search of Woman"                              751          751         --     --
8 "Oy Vey, My Son in Gay!"                        4,577        4,535         --     --
  Total Historical Cost Through March 2003   $2,403,620   $2,403,578   $2,414,317   --
                                             ==========   ==========   ========== ==========

         The Company intends to derive revenue from its completed feature films by contractually arranging for them to be released theatrically by third-party companies that specialize in the business of film releasing and distribution. Further revenues will be derived from the sale of theatrical rights abroad, as well as from the sale of video and television rights. The Company will contract with third parties for such sales.

         (2) Distribution Methods

         The Company initially intends to contract with independent distributors all over the world in order to release some or all of its completed films. The Company has also contracted with other film producers to distribute films for them. Laughing It Up Productions produced the film "In Search of a Woman" and Take Munich Film Production produced "Train to Hell". The Company has contracted with Laughing It Up Productions to received 50% of the revenue derived from distribution contracts generated by the company. The Company has contracted with Take Munich Film Production to received 25% of the revenue derived from distribution contracts generated by the company. The company must bear promotional and travel cost associated with marketing and distributing the film. The Company has received revenue from the following:


Table 3

Revenue                                                          Crime and    Death   Train to  In Search of
Company                              Country                     Punishment   Game      Hell     a Woman    Total
                                                                  -------   -------   -------   -------   -------
AIPI                               Bulgaria                          --        --       1,000      --       1,000
Audio Visual                       Greece and Cyprus                8,000     8,000     6,701      --      22,701
Hellas World International         Greece and Cyprus                 --        --        --       6,000     6,000
Hollywood DVD                      UK                                --        --      20,000      --      20,000
NVC Felix Film LTD                 Poland                          15,000    10,000    12,000      --      37,000
Proctor & Gamble                   Turkey                            --        --      10,000      --      10,000
Pyramid                            Russia                            --        --       4,000      --       4,000
Shoval Film Production             Israel                           8,000     5,000     4,000      --      17,000
Suraya Film                        Malaysia                          --        --       5,000      --       5,000
Soraya                             Indonesia                         --       6,000     4,000      --      10,000
UCD Film Video                     Croatia, Bosnia and Slovenia      --        --       2,000      --       2,000
WPM                                Thailand                          --        --       5,000      --       5,000
                                                                  -------   -------   -------   -------   -------
                                     Total                         31,000    29,000    73,701     6,000   139,701
                                                                  =======   =======   =======   =======   =======


         The distribution agreement the Company has with each of these entities is a standard for agreement used in the industry. The agreement between the Company and Pyramid, attached as an exhibit hereto, is representative of such agreements.

         (3) Status of Publicly Announced New Products or Services

         In February 2002, an article appeared in the " Business of Film" magazine, special 2002 AFM issue. The article outlined the change of the Company's name to New Cannon and the identity of the new officers and directors of the Company, and the Company's new business endeavors. The article came out before the Company's name was changed to New Generation Films, Inc. and Menahem Golan resigned as an officer and director.

         (4) Competition Business Conditions

         The Company faces well-established and well-funded competition. Motion pictures are produced and marketed by major film studios as well as a large number of smaller independent production companies. The Company will compete with these smaller independent production companies in the production and marketing of feature films. Many of the Company's competitors are well-established organizations with extensive knowledge of the industry, marketing staffs and organizations, and financial resources greatly in excess of those available to the Company.

         Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Increased competition August result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company in this area of its operations.

         (5) Dependence on Major Customers

         The Company is a development stage enterprise and is in the process of developing its screenplays and producing them as feature films. At this point in time, the Company has no major customers. Of course, the Company intends to develop a number of feature films so its success is not dependent upon a single success.

         (6) Intellectual Property, Patents, Trademarks, Licenses, Copyrights, etc.

         The Company regards its trade intellectual property as valuable to its business, and will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of the Company's intellectual property. The Company expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.


         (7) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

         At this point in time, there is no need for governmental approval of the Company's intended principal products or services. However, from time to time, public events have focused attention on the content of products and services offered by the entertainment industry. Specifically, some governmental review of a link, if any, between the violent content of some movies and crimes committed by members of the society viewing those movies has emerged. While the Company believes that it is unlikely that such scrutiny will result in governmental restrictions placed on the content of products in the entertainment industry, including those the Company intends to produce, such governmental restrictions could be imposed. At the time of the filing of this Form 10-SB, however, it is unclear what form any such restrictions would take or how they would be enforced. Nonetheless, the Company is mindful of the fact that such matters are being reviewed on a national level.

         To date, management is unaware of any environmental liabilities or claims, which may exist in connection with the Company's current as well as past businesses. Nonetheless, the Company notes that pursuant to Federal environmental laws, the Company may be liable for any environmental contamination, which was the result of the Company's operations. Although the company believes that it is free from any claims or potential claims from the discharge of environmental contaminants it recognizes that any liability arising from such claims could be financially devastating. At this point, the Company anticipates that it will have no material costs associated with compliance with federal, state or local environmental law.

         (8) Research and Development in the Last Two Years

         To current management's knowledge, the Company has engaged in no research and development during the past two years Number and total employees and number of full time employees.

         As of July 29, 2002, the Company had two (2) full-time employees. The five (5) officers and directors of the Company also perform services on behalf of the Company but do so on a non-exclusive basis. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

Reports to Security Holders

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).


--------------------------------------------------------------------------------
ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

Liquidity

         The Company is a developmental stage enterprise in a high-risk industry and an uncertain economy and there are risks that the Company may not attract enough liquidity from loans, sale of common stock, credit facilities, or revenues from operations to complete its business plan.

         The Company was incorporated under the laws of the State of Nevada on November 7, 1991 as US Recorp. The Company changed its name to New Cannon Inc. in February 2001 and changed its name to New Generation Films, Inc. in June 2002.

         For year 2000 the Company was not active in the film industry. On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd. ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,984,305 and Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $1,338,038 for a total of 9,000,000 (4,500,000 to each company) post-split common stock of the Company and an agreement to pay the principal shareholder of the Company (Hidden Splendor see Note 7) $150,000. The $150,000 due Hidden Splendor was treated as an organizational cost and was expensed in 2001. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120 at December 31, 2001 and $900,101 at August 31, 2002 (see Table 4 below).

         The  Company  has  entered  into  agreements  with  film   distributors
internationally which allows the distributor exclusive rights to collect revenues on the film in an agreed upon territory. The agreements usually include a down payment upon signing of the contract (approximately 10%), a payment upon the beginning of filming (approximately 10%) with the remaining payment received before the customer receives the film for distribution. As of the date of the financial statements the Company has revenue of $139,701 (see Table 3 above) for films delivered to the film distributors.

         If for any reason the Company does not deliver the films, the advance payments must be repaid to the film distributor. The Company has received deposits of $73,302 (see Table 4 below) some of which would be repaid to the film distributor if the contracted film is not completed and delivered.


Table 4
Deferred revenue, Revenue, and Receivables
                                                               Crime and     Death                   Train to  In Search
        Film Distributor           Market              Date    Punishment    Game   Kumite     M       Hell    of a Woman  Total
AIPI                      Bulgaria                   11-01-00                                          1,000               1,000
Audio Visual              Greece and Cyprus          04-12-00       8,000    8,000            8,000    6,701              30,701
Best Hollywood            Hungary                    10-31-00                5,000   5,000    5,000                       15,000
Best Hollywood            Czech and Slovak           10-31-00                5,000   5,000    5,000                       15,000
Dea Sung                  South Korea                04-13-00               50,000                                        50,000
Global Cinemax Co. LTD    Thailand                   08-12-02      15,000                                                 15,000
Hellas Video              Greece and Cyprus          02-21-01                        8,000                        6,000   14,000
Prism Leisure Corp., PLC  UK                         05-27-02                                         20,000              20,000
KAS Management            Turkey                     11-16-00               20,000           20,000                       40,000
Megamedia                 Philippines                07-06-00      20,000   20,000  15,000   20,000                       75,000
Most Media                Russia                     05-27-02               13,000                                        13,000
Most Media                Russia                     05-27-02                                                     7,000    7,000
NAWA Cinema               Sri Lanka                  08-10-00               10,000  10,000   10,000                       30,000
NVC Felix Film LTD        Poland                     04-13-00      15,000   10,000  16,000   17,000   12,000              70,000
Overseas Distribution     Singapore                  02-25-01                                                     4,000    4,000
Planeta 2010              Spain and Adolesia         04-20-00              125,000  40,000  100,000                      265,000
Pro Film Ltd              Hong Kong and Thailand     10-23-00                                         12,000              12,000
Proctor & Gamble          Turkey                     04-12-00                                         10,000              10,000
Pyramid                   Russia                     02-23-02                                          4,000               4,000
RTV Film Production       Turkey                     07-19-00                       15,000                                15,000
Sar-An International      Turkey                     11-16-00                                                                  0
Shoval Film Production    Israel                     10-29-00       8,000    5,000                     4,000              17,000
Soraya                    Indonesia                  04-03-00                6,000                     4,000              10,000
Suraya Film               Malaysia                   04-03-00                6,000   5,000    6,000    5,000              22,000
Swe Zhe Group             Indonesia                  04-08-00                       12,500   12,500                       25,000
Tandem Video              Bulgaria                   04-13-00       1,600    1,600   1,600    1,600                        6,400
TIGA International        Thailand                   02-20-01                5,000   4,000    5,000               4,000   18,000
                          Croatia, Bosnia and
UCD Film Video            Slovenia                   04-11-00                2,000            2,000    2,000               6,000
Video Film                Italian Specking Europe    06-20-00               80,000                                        80,000
Visual Media Institute    Iran                       05-29-02       3,500    1,500                                         5,000
WPM                       Thailand                   04-11-00                                          5,000               5,000
Total Distribution
Contracts                                                          71,100  373,100 137,100  212,100   85,701     21,000  900,101
                                                                   ------  ------- -------  -------   ------     ------  -------
Less Revenue                                                       31,000   29,000                    73,701      6,000  139,701
                                                                   ------  ------- -------  -------   ------     ------  -------
Total Deferred Revenue
for Presale Contracts                                              40,100  344,100 137,100  212,100   12,000     15,000  760,400
                                                                   ------  ------- -------  -------   ------     ------  -------
Less deposits                                                       7,500   45,682   2,720   17,400                       73,302
                                                                   ------  ------- -------  -------   ------     ------  -------
Total Accounts Receivable                                          32,600  298,418 134,380  194,700   12,000     15,000  687,098
                                                                   ======  ======= =======  =======   ======     ======  =======


         On June 30, 2001 the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company organized and existing under the laws of England in which Unimet agreed to buy 4,500,000 common stock of the Company for $1,250,000 payable in installments on of before the dates as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 16, 2001                    $    250,000
                     August 10, 2001                  $    100,000
                     September 10, 2001               $    100,000
                     October 10, 2001                 $    100,000
                     November 10, 2001                $    100,000
                     December 10, 2001                $    100,000
                                                      ------------
                     January 10, 2001                 $    500,000

         The  payment  scheduled  on or before  January 10, 2002 was at Unimet's
option  of  either   cash  or  the   transfer  to  the  Company  the  assets  of
"FilmStudio.RU" owned by Unimet.

         Unimet made the following payments for stock subscriptions:

                            Date                          Amount
                     ------------------               -------------
                     July 18, 2001                    $     250,000
                     September 18, 2001               $     100,000
                     October 9, 2001                  $     100,000
                     December 18, 2001                $      25,000
                     January 12, 2002                 $      75,000
                     February 19, 2002                $      50,000
                                                      -------------
                         Total Payments               $     600,000


         As identified above, Unimet did not meet the conditions of the original agreement. In an Amendment to Stock Purchase Agreement dated June, 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 15, 2002                    $      50,000
                     August 15, 2002                  $      50,000
                     September 15, 2002               $      50,000
                     October 15, 2002                 $     500,000
                                                      -------------
                     Total Payments Receivable        $     650,000

         Unimet did not meet that payment schedule and the parties entered into another amended stock purchase agreement on or about December 1, 2002. Under the terms of that amendment, Unimet's investment in the Company was limited to the $600,000 it had delivered to the Company and Unimet received at total of 2,160,000 shares of the Company's common stock rather than the 4,500,000 called for under the original agreement.


         The Company also has been funding some of its activities through borrowing from officers. The note to Mr. Afineevsky is non-interest bearing and is due December 31, 2003. The Company has an option to extend payment to December 31, 2004.


The following is due Evgeny Afineevsky:

                                             Total Inception to
                                                 March 2003             2002                   2001        2000
                                       --------------------------------------------------------------------------------

Salaries                                           132,665             119,238                60,000         -
Loans                                                                        -                     -         -
Expenses                                            19,421              19,421                15,072
Film Development                                    73,791              73,791                52,736         -

                                       --------------------------------------------------------------------------------
                  Total Due Afineevsky             225,877             212,450               127,808         -
                                       --------------------------------------------------------------------------------

         Mr. Afineevsky has been paid $15,000 and $9,539 for year 2001 and year to date through August 31, 2002 respectfully.


Capital resources

         On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd. ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,984,305 and Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $1,338,038 for a total of 9,000,000 (4,500,000 to each company) post-split common stock of the Company and an agreement to pay the principal shareholder of the Company, Hidden Splendor $150,000. As of March 31, 2003 the Company owed Hidden Splendor $100,000. The obligation to Hidden Splendor is non-interest bearing and is due December 31, 2003. The Company has an option to extend payment to December 31, 2004.

         In December 2001 Menahem Golan resigned as a director and as the chairman of the Company. Evgeny Afineevsky was elected by to board to replace Mr. Golan. Upon Mr. Golan resignation, the Company bought his 4,500,000 common stock of Company stock by assigning to Mr. Golan the rights to several films, screenplays and T.V. pilots. Net of the loan payable to Belfair, (Mr. Golan's company) the value of the stock was $1,661,017 and the 4,500,000 common stock were deposited to the Company treasury.

         The Company may sell 4,500,000 shares of treasury in a foreign private placement during current calendar year if additional funding becomes necessary. The company is plans to market these shares overseas for one dollar per hare ($1). Gross proceeds from the sale are estimated to be $4.5 million dollars. Because there is not a market for the Company's Common stock the estimated sales price could be less than anticipated.


         As of August 31, 2002 the Company does not have any commitments for capital expenditures. The Company plans to reduce its risk by selling screen finished films for distribution domestically to major and/or independent companies and obtaining a minimum guarantee plus a share of the profits.

Results of Operations

         The Company has completed and has the distributions rights to "Crime and Punishment", and "Death Game". The Company has also contracted with other film producers to distribute films for them. Laughing It Up Productions produced the film "In Search of a Woman" and Take Munich Film Production produced "Train to Hell". The Company has contracted with Laughing It Up Productions to received 50% of the revenue derived from distribution contracts generated by the company. The Company has contracted with Take Munich Film Production to received 25% of the revenue derived from distribution contracts generated by the company. The Company plans to develop and produce six films or more each year.

         For the next twelve months the Company will require funds to maintain its offices and to develop films for production. Such amounts are estimated by management not to exceed $300,000 per annum. Management expects to provide the required working capital through distributing the currently completed films. In future periods the Company plans to develop future films from owned screenplays. The Company does not plan to use its own funds for the production of the films it produces. The Company will endeavor to use established methods of film financing to reduce financial risk. For example, it is a common practice in the film industry to bring joint venture partners who provide the necessary production funds in return for equity participation in the film.

         Should the company not be able to collect the stock subscriptions from Unimet, or not be able to collect from further distributing of currently completed films, or if in the future the Company cannot attract partners to develop future films the Company may not be able to continue operating. Currently the Company does not have any joint venture agreements for producing films.


--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         (a) Location of the principle plants and other property.

         The Company's principal place of business and corporate headquarters is at 304 N. Edinburgh Ave., Los Angeles, California 90048. The Company leases the office space from Beverly Building Management. The annual lease was signed on August 1, 2000 and can be extended at the lessee's and lessor's mutual consent until July 31, 2003. The non escalating lease payment is $1,400 per month.

         (b) Investment Policies.

         The Company's plan of operation is focused on the continued development of its film production, distribution and marketing business described in Item 1 of this Part. Accordingly, the Company has no particular policy regarding each of the following types of investments:


         1. Investments in real estate or interest in real estate;

         2. Investments in real estate mortgages; or,

         3. Securities of or interests in persons primarily engaged in real estate activities.

         (c) Description of Real Estate and Operating Data. The Company does not own any real property.

--------------------------------------------------------------------------------
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT
--------------------------------------------------------------------------------

(a) 5% Shareholders:

         The following information sets forth certain information as of March 31, 2003 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common stock.


   (1)                  (2)                       (3)                 (4)
 Title of        Name and Address         Amount and Nature of    Percent of
 Class         Of Beneficial Owner      Beneficial Ownership       Class

             Octava Limited
Common       304 N. Edinburgh Ave.             4,500,000            56.6%
             Los Angeles, CA 90048

             Unimet Group Limited
Common       304 N. Edinburgh Ave.             2,160,000            28.1%
             Los Angeles, CA 90048


(b) Security Ownership of Management.


   (1)               (2)                        (3)                   (4)
 Title of      Name and Address         Amount and Nature of    Percent of
 Class       Of Beneficial Owner       Beneficial Ownership       Class

             Evgeny Afineevskvy
Common       304 N. Edinburgh Ave.              4,500,000 (1)          56.6%
                                                ----------
             Los Angeles, CA 90048
             Alexander H. Walker, Jr
Common       50 West Liberty Street, Suite 880    127,500 (2)           1.7%
                                                  --------
             Reno, NV 89501
             All Directors
Common       And Officers as a Group             4,627,500            60.3%
Changes in Control:

         1 Evgeny Afineevsky, Co-Chairman of the Board, President and a Director of the Company, beneficially owns such shares, through his ownership and control Octava, Ltd., which is the owner of record of all 4,500,000 shares.

         2.Of this  amount  127,500  are  owned of  record  by  Hidden  Splendor
Resources, Ltd., a Nevada corporation, owned and controlled by Mr. Walker and his wife, and 2,500 shares are owned of record by Ann Walker, Mr. Walker's wife.

         There is no arrangement, which may result in a change in control.


--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------

Directors and Executive Officers:

         As of August 31, 2002, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


                                                                           Period Served as
Name                                 Age   Position                        Director
Evgeny Afineevsky                    30    Co-Chairman of the Board,
                                           President and Director          January 15, 2001 to Present
Victor Frielich                      58    Director                        July 1, 2001 to Present
Alexander H. Walker, Jr.             77    Secretary and Director          July 1, 2001 to Present
Alexander H. Walker, III             42    Director                        January 24, 2002 to Present

         The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

         (b) Business Experience:

         Evgeny Afineevsky, age 30, is the President and Co-Chairman of the Company. As a teenager, Mr. Afineevsky won First Prize for Best Documentary of the largest Republics in Russia and was sent to the International Festival on the Black Sea in Russia. His personal teachers and partners have been: Jack Yakov, with a background of more than 40 years of filmmaking and Mr. Menahem Golan, an experienced director, script writer and producer in Hollywood and Israel.

         During the last 6 years, Mr. Afineevsky has coordinated over 30 musicals in Israel, such as: "Bat" (Die Fledermaus), "Gypsy Baron", "Viennese Blood", "Night in Venice", "Silva princess of Chardas", "Mozart Konzerte" with Prague National Opera orchestra, international festivals, children musicals and many others. During 1997 and through the beginning of 1999, he produced the British show "The Mousetrap" by Agatha Christie. Also in 1999 he produced the Agatha Cristie play entitled "Spider Web". During the same period he also produced a television production of "Days of Love" in Israel.

         In 2001, Mr. Afineevsky produced three feature films. "Crime & Punishment" staring Crispin Glover, John Hurt, Clive Revil, Margot Kidder;

"Death Game" staring Billy Drago, Joe Lara, Richard Lynch and Bo Brown; and, "Return from India", staring Aki Avni, Riki Gal, Assi Dayan, Dana Parnas and Orly Perl.


         Alexander H. Walker, Jr, age 77, is Secretary/Treasurer and a director of the Company. Mr. Walker received his B.A. from Waynesburg College in 1950 and his J.D. from the University of Pittsburgh School of Law in 1952. Since 1956, Mr. Walker has been a practicing attorney, including trial and transactional work, with emphasis on corporate securities matters. He served as the Attorney in Charge of the Salt Lake City, Utah Branch of the United States Securities and Exchange Commission, as the Attorney Advisor for the Branch. From 1956 through the present, Mr. Walker has maintained a private practice. He maintains licenses in both Utah and Pennsylvania.

         Victor Freilich, age 58, is a director of the Company. Mr. Freilich graduated from Moscow University with a degree in Journalism in 1972. In 1963, he gained his professional knowledge through work at Gorky Film Studios in Moscow. There, he created more than seven features ("Funny Stories", "Hero of Our Time", "Early Morning", "Easy Life", "Password is Not Needed", and many others). Later, At MosFilm Studios in Moscow, he created a few international co-productions like "Red Tent" (co-production with Italy) and others. From 1972 through 1975, he was the supervisory head for the Creative Department of General Israeli TV. Later, he served as a producer of Cinema and TV in Israel from 1976 through 1977. During this time, he was awarded the Venice Festival Prize for "Window of Shagal." Since then, he has worked as a distributor and producer of movies, stage plays, and various TV shows until the present time. In addition, he served as a financial advisor to the head Department of the Industry and Business Development of Russia from 1991 through 1993.

         Alexander H. Walker III, age 42, is a director of the Company. Mr. Walker earned his B.A. at Carleton College in Northfield, Minnesota in 1983 and his J.D. from the University of Utah College of Law in 1987. From 1987 through 1993, Mr. Walker practiced law with the firm of Van Wagoner & Stevens, in Salt Lake City, Utah. Since 1993, he has practiced in his own firm and as a sole practitioner, focusing primarily on business and securities litigation. Mr. Walker also has performed securities, transactional and general corporate/business work for clients in a variety of industries. Mr. Walker is admitted to practice in the State of Utah.

         (b) Directorships in other reporting companies:
         -------------------------------------------

         Alexander H. Walker, Jr. is officer and director of Entertech Media Group, Inc., a corporation that filed a Form 10-SB with the Commission on or about June 11, 1999. As of this filing, Entertech has made no application for the trading of its shares on the OTC Bulletin Board market. As of this filing, Entertech's shares are not quoted on any quotation system.


         (c) Employees:

         The officers and directors who are identified above are the significant employees of the Company.

         (d) Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company, with the exception of the family relationship between two of the Company's directors. Alexander H. Walker III is the son of Alexander
H. Walker, Jr.

         (e) Involvement in legal proceedings.

          None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

                  (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

                  (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                  (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

                  (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.


--------------------------------------------------------------------------------
ITEM 6.  EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------
         The following table sets forth information about compensation paid or accrued during the years ending December 31, 2000 and 2001 and eight months ending August 31, 2002 to the Company's officers and directors. None of the Company's Executive Officers earned more than $100,000 during the years ending December 31, 2000 and 2001 and eight months ending August 31, 2002.

                           Summary Compensation Table
                           --------------------------
                             Long Term Compensation
                             ----------------------
                                                               Re-          Under-
Name and                                            Annual     stricted     Lying        Tip
Principal                                         Compen-sationStock        Options      Pay-
Position           Year    Salary        Bonus                 Awards       SARs         Out     Other
Evgeny Afineevsky  2000          0       None     None         None         None         None    None
Co-Chairman,       2001   $ 60,000       None     None         None         None         None    None
President and
Director           2002   $119,238       None     None         None         None         None    None

Victor Freilich    2000    None          None     None         None         None         None    None
Director           2001    None          None     None         None         None         None    None
                   2002    None          None     None         None         None         None    None

Alexander H.       2000    None          None     None         None         None         None    None
Walker, Jr.        2001    None          None     None         None         None         None    None
Secretary and
Director           2002    None          None     None         None         None         None    None

Alexander H.       2000    None          None     None         None         None         None    None
Walker III         2001    None          None     None         None         None         None    None
Director           2002    None          None     None         None         None         None    None

                  Amounts listed as salary for Mr. Afineevsky are cumulative and represent amounts due him.

--------------------------------------------------------------------------------
ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

         On January 15, 2001, the Company entered into an Exchange Agreement under the terms of which it issued a total of 9,000,000 shares of its common stock to the following in the following amounts:

    Belfair International, Ltd.                 4,500,000
    Octava, LTD                                 4,500,000

         The shares issued to Belfair International, LTD and Octava, LTD were issued in consideration for the intellectual property (TV pilots, screenplays, completed motion pictures, and film rights) purchased by the Company pursuant to the Exchange Agreement dated January 15, 2001. Such property had a value of at least $4,322,343, Belfair $ 2,984,305 and Octava $ 1,338,038. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements as of December 31, 2001 of $891,120 and as of August 31, 2002 of$900,101. It is carried on the Company's financial statement at predecessor historical cost due to the relationship between directors and these shareholders. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. As described in
Item 1 above, the shares issued to Belfair International were returned to the Company's treasury.

         The Company is indebted to Hidden Splendor Resources, Ltd. In the amount of $150,000. Alexander H. Walker, Jr. is the beneficial owner of Hidden Splendor Resources, Ltd. This debt is for legal and accounting services, transfer fees, filing fees and other expenses incurred as a result of this corporate organization. The $150,000 was charged against general and administrative expense in 2001. The note to Hidden Splendor is non-interest bearing and is due December 31, 2003. The Company has an option to extend payment to December 31, 2004.

         On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England in which Unimet agreed to by 4,500,000 post-split common stock of the Company for $1,250,000 payable in installments on or before the dates as follows:

                  Date                                 Amount
            ------------------                     -------------
            July 16, 2001                          $     250,000
            August 10, 2001                        $     100,000
            September 10, 2001                     $     100,000
            October 10, 2001                       $     100,000
            November 10, 2001                      $     100,000
            December 10, 2001                      $     100,000
            January 10, 2002                       $     500,000

         The  payment  scheduled  on or before  January 10, 2002 was at Unimet's
option  of  either   cash  or  the   transfer  to  the  Company  the  assets  of
"FilmStudio.RU" owned by Unimet.

         Unimet has made the following payments for stock subscriptions:

                  Date                                 Amount
            ------------------                     -------------
            July 18, 2001                          $     250,000
            September 18, 2001                     $     100,000
            October 9, 2001                        $     100,000
            December 18, 2001                      $      25,000
            January 12, 2002                       $      75,000
            February 19, 2002                      $      50,000
                                                   -------------
            Total Payments                         $     600,000

         As identified above, Unimet did not meet the conditions of the original agreement. In an Amended Stock Purchase Agreement dated June 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                  Date                                 Amount
            ------------------                     -------------
            July 15, 2002                          $      50,000
            August 15, 2002                        $      50,000
            September 15, 2002                     $      50,000
            October 15, 2002                       $     500,000
                                                   =============
            Total Payments Receivable              $     650,000

         Unimet did not meet that payment schedule and the parties entered into another amended stock purchase agreement on or about December 1, 2002. Under the terms of that amendment, Unimet's investment in the Company was limited to the $600,000 it had delivered to the Company and Unimet received at total of 2,160,000 shares of the Company's common stock rather than the 4,500,000 called for under the original agreement.

         All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Victor Freilich, a director of the Company, under the terms of which the Company granted Mr. Freilich an option to purchase 382,052 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Freilich for all 382,052 shares shall be equal to two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Vadim Lipkind under the terms of which the Company granted Mr. Lipkind an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Lipkind for all 382,053 shares shall be equal two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

--------------------------------------------------------------------------------
ITEM 8.            DESCRIPTION OF REGISTRANT'S SECURITIES TO
                                  BE REGISTERED
--------------------------------------------------------------------------------

Capital Stock

         Each of the holders of record of the Company's common stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefore; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights.

Dividends

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

"Anti-Takeover" Provisions

         Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

Authorized but Unissued Shares

         The Company has authorized 100,000,000 shares of common stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through March 31, 2003, the Company has issued and outstanding 7,678,000 shares of its common stock.

Cumulative Voting

         The Company's Certificate of Incorporation and Bylaws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

General Effect of Anti-Takeover Provisions

         The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

Voting Rights

         Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

Certain Voting Requirements

         The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

Restricted Shares

         Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

Reports to Shareholders

         The Company intends to furnish its shareholders with annual reports containing audited financial statements for each fiscal year and providing unaudited financial information for each quarter and quarterly reports as required.





PART II

--------------------------------------------------------------------------------
ITEM 1. MARKET PRICE HAVE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

         The Company's common stock currently is not traded on any exchange. Management anticipates that once the Company has cleared all comments the Securities and Exchange Commission's staff has on the Company's Form10-SB registration statement that the Company will ask a market maker member of the NASD to apply for quotation privileges for the Company's shares on the OTC Bulletin Board system or the BBX (Bulletin Board Exchange). It is the Company's understanding that all such comments must be cleared and that the Company must be current on its filings with the Commission prior to applying for an OTCBB or BBX trading symbol. To date, the Company has not entered into any negotiations or arrangements to make a market for its common stock.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Common Stock Holders:

         As of March 31, 2003, the Company had approximately 179 shareholders of record. As of March 31, 2003, of the 7,678,000 shares issued and outstanding, 4,627,500 shares are restricted or are in the hand of affiliates.

Dividends:

         The Company never has paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

Options and Warrants.

         There are no outstanding options or warrants to purchase additional shares of the Company's common stock except as follows: On or about June 30, 2001, the Company entered into a Stock Option Agreement with Victor Freilich, a director of the Company, under the terms of which the Company granted Mr. Freilich an option to purchase 382,052 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Freilich for all 382,052 shares shall be equal to two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Vadim Lipkind under the terms of which the Company granted Mr. Lipkind an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Lipkind for all 382,053 shares shall be equal two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

"Penny Stock"

         The Company's common stock is a "penny stock" as defined by the rules and regulations promulgated by the Securities and Exchange Commission. Pursuant to Section 3(a)(51)(A) of the Exchange Act of 1934, as amended, any equity security is considered to be a "penny stock" unless that security is:

         Registered and traded on a national securities exchange meeting specified SEC criteria; authorized for quotation on NASDAQ; issued by a registered investment company; excluded, on the basis of price of the issuer's net tangible assets, from the definition of the term by SEC rule; or exempted from the definition by the SEC.

         Excluded from the definition of securities are equity securities with a price of five dollars or more.

         Currently, the Company's common stock does not fall within any of these non-penny stock categories. The Commission's rules and regulations imposed disclosure, reporting and other requirements on brokers-dealers in penny stock transactions. In summary, these requirements are as follows: Brokers and dealers, prior to effecting any penny stock transactions, must provide customers with a document that discloses the risks of investing in the penny stock market.
Section 15(g)(2) requires such risk disclosure documents to: contain a description of the nature and level of risk involved in the penny stock market;

fully describe the duties of the broker-dealer to the customer, and the rights and remedies available; explain the nature of "bid" and "ask" prices in the penny stock market; supply a toll-free telephone number to provide information on disciplinary histories; describe all significant terms used in the risk disclosure document. Also, prior to the transaction the broker-dealer must obtain from the customer a manually signed and dated written acknowledgment of receipt of the disclosure document. The broker-dealers required preserving a copy of the acknowledgment as part of its records. Brokers and dealers must disclose the bid and ask prices for penny stocks, the number of shares, to which the prices apply, and the amount and description of any compensation received by the broker or dealer. Also, brokers and dealers are to provide each customer whose account contains penny stocks with a monthly statement indicating the market value of those stocks.

         In addition, the Securities and Exchange Commission by rule has imposed additional sales practice requirements on broker-dealers. Such rule applies to the sale of such securities to person other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.) For transactions covered by the penny stock rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's stock to sell their shares in the secondary market. It may also cause broker-dealers to be less willing to make a market and it may affect the level of news coverage the Company receives.

--------------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings.

--------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountants are Forbush and Associates of Reno, Nevada.

On February 2, 2002, the Company determined that the firm of Dale McGhie, CPA (McGhie) would no longer serve as the Company's independent accounting firm.

         The Registrant's former accountant, W. Dale McGhie did not resign and did not decline to stand for reelection. The former accountant simply was replaced. The decision to change accountants was recommended and approved by the Board of Directors.

         Reports prepared by the Registrant's principal accountant on the Registrant's financial statements for the past two (2) years, have not contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

         1. The Independent Auditor_s Report prepared by W. Dale McGhie in connection with the Company_s financial statements for the eight months ending December 31, 2000, contained the following statement:

         The accompanying financial statements have been presented assuming that the Company will continue as a going concern, as discussed in Note 3 of the financial statements. The Company currently is dormant and has no productive assets. The financial statements do not include any adjustments that might result in a negative outcome as a result of this uncertainty.

         During the most recent two (2) fiscal years, and any subsequent interim period through March 31, 2003, there have not been any disagreements with the Registrant's accountants, former or present, on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

         None of the following  events have occurred within the Registrant's two
(2) most recent fiscal years, or in any subsequent interim period through March 31, 2003 preceding the former accountant's replacement:

         (A) The registrant's accountant, or former accountant, having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

         (B) the registrant's accountant, or former accountant having, advised the registrant that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

         (C)(1) the registrant's accountant, or former accountant, having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the time period covered by Item 304(a)(1)(iv) of Regulation S-K, that if further investigated may (i) materially impact the fairness or reliability of either; a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management's representations or be associated with the registrant's financial statements, and (2) due to the accountant's resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

         (D)(1) the registrant's accountant, or former accountant, having advised the registrant that information has come to the accountant's attention that it has concluded materially impacts the fairness or reliability of either
(i) a previously issued audit report or the underlying financial statements,  or
(ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and (2) due to the accountant's resignation, dismissal or declination stand for re-election, or for any other reason, the issue has not been resolved to the accountant's satisfaction prior to its resignation, dismissal or declination to stand for re-election




--------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         On March 9, 2000, the Company issued a total of 85,000 shares of its common stock to the following in the following amounts:

                   Pearson, Elliott R.                 25,000
                   Frost, Suzy                         50,000
                   Pacific National Venture            10,000

         Such shares were issued for administrative services rendered to Company as officers and/or directors, or their nominee in the case of Pacific National Venture. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         On July 17, 2001, the Company issued a total of 13,500,000 shares of its common stock to the following in the following amounts:

                   Belfair International, Inc.          4,500,000
                   Octava Limited                       4,500,000
                   Unimet Group Limited                 4,500,000

         The shares issued to Belfair International, LTD and Octava, LTD were issued in consideration for the intellectual property (TV pilots, screenplays, completed motion pictures, and film rights) purchased by the Company pursuant to the Exchange Agreement dated January 15, 2001. Such property had a value of at least $4,322,343. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120. It is carried on the Company's financial statement at predecessor historical cost due to the relationship between directors and these shareholders. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. The shares issued to Belfair International, Ltd., later were returned to the Company's treasury.

         The shares issued to Unimet were issued pursuant to the June 30, 2001 Stock Purchase Agreement between the Company and Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England. Under the terms of that agreement, Unimet agreed to purchase 4,500,000 post-split common stock of the Company for $1,250,000 originally payable in installments on or before the dates as follows:

                    Date                             Amount
           --------------------                    ------------
           July 16,2001                            $   250,000
           August 10, 2001                         $   100,000
           September 10, 2001                      $   100,000
           October 10, 2001                        $   100,000
           November 10, 2001                       $   100,000
           December 10, 2001                       $   100,000
           January 10, 2002                        $   500,000

         As identified above, Unimet did not meet the conditions of the original agreement. In an Amendment to Stock Purchase Agreement dated June, 10, 2002 the parties agreed to a revised payment schedule for the remaining stock subscription receivable as follows:

                            Date                          Amount
                     ------------------               -------------
                     July 15, 2002                    $      50,000
                     August 15, 2002                  $      50,000
                     September 15, 2002               $      50,000
                     October 15, 2002                 $     500,000
                                                      -------------
                     Total Payments Receivable        $     650,000

         Unimet did not meet that payment schedule and the parties entered into another amended stock purchase agreement on or about December 1, 2002. Under the terms of that amendment, Unimet's investment in the Company was limited to the $600,000 it had delivered to the Company and Unimet received at total of 2,160,000 shares of the Company's common stock rather than the 4,500,000 called for under the original agreement.

         All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933,as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.


--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.
Section 78.751 of the Nevada General Corporation Law also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation's favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals there from, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S


--------------------------------------------------------------------------------
Financial Statements
--------------------------------------------------------------------------------




                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)


                          (A DEVELOPMENT STAGE COMPANY)




               AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 AND 2001

                           NEW GENERATION FILMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                Table of Contents




---------------------------------------------------------------------------
                                                              Page No.
---------------------------------------------------------------------------
ACCOUNTANT'S AUDIT REPORT                                        F-1
---------------------------------------------------------------------------
FINANCIAL STATEMENTS
---------------------------------------------------------------------------
  Balance Sheet                                                  F-2
---------------------------------------------------------------------------
  Statement of Operations                                        F-3
---------------------------------------------------------------------------
  Statement of Cash Flows                                        F-4
---------------------------------------------------------------------------
  Statement of Changes in Stockholders Equity                    F-5
---------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                    F-6
---------------------------------------------------------------------------

                               Forbush and Associates
                       1155 West Fourth Street, Suite 210
                               Reno, Nevada 89503
                    Phone (775) 337-6001 Cell (775) 771-5129
                               Fax (775) 337-1550
                           email: danforbush@juno.com



To the Board of Directors
New Generation Films, Inc.

                            ACCOUNTANTS AUDIT REPORT

We have audited the accompanying balance sheets of New Generation Films, Inc. (formerly New Cannon, Inc.) (formerly US Recorp), a development stage company, as of March 31, 2003 and December 31, 2002, 2001, and 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the three months and years then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of the Company for the fiscal year ended December 31, 2000, were audited by other auditors whose report thereon dated June 22, 2001, expressed an unqualified opinion with an explanatory paragraph discussing its going-concern assumption.

We have conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Generation Films, Inc. (formerly New Cannon, Inc.)(formerly US Recorp), a development stage company, as of March 31, 2003 and December 31, 2002, 2001, and 2000 and the results of its operations and its cash flows for the three months and years then ended, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations and has not produced any new sources of revenue, which raises doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Forbush and Associates
--------------------------
    Forbush and Associates
    Reno Nevada
    May 13, 2003


                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                2003           2002             2001
                                                            ------------    ------------    ------------
  ASSETS
Current Assets:
      Cash and cash equivalents                             $      4,917    $       --      $     10,516
      Accounts receivable                                         11,761          11,761            --
                                                            ------------    ------------    ------------
              Total Current Assets                                16,678          11,761          10,516
Equipment and Leasehold Improvements: (Note 2)                      --
      Office equipment                                             2,817           2,817            --
      (Less) accumulated depreciation                             (1,160)         (1,017)           --
                                                            ------------    ------------    ------------
              Net Equipment and Leasehold Improvements             1,657           1,800            --
                                                            ------------    ------------    ------------
Intangible Assets:                                                  --
      Sales contracts receivable (Note 3)                        715,968         658,098         779,296
      Film development costs (Note 4)                          2,403,620       2,403,575       2,414,317
      Film properties (Note 5)                                   900,000         900,000         900,000
                                                                            ------------    ------------
              Total Intangible Assets                          4,019,588       3,961,673       4,093,613
Other Assets:                                                      3,799           4,666           3,799
                                                            ------------    ------------    ------------

TOTAL ASSETS                                                $  4,041,722    $  3,979,900    $  4,107,928
                                                            ============    ============    ============
 LIABILITIES
Current Liabilities:
      Cash overdraft                                        $       --      $        920    $       --
      Accounts payable                                              --             2,148          36,311
      Accrued expenses                                            12,616           3,163           5,188
                                                                            ------------    ------------
              Total Current Liabilities                           12,616           6,231          41,499
Long-Term Liabilities:                                              --
      Deferred revenue for pre-sale contracts (Note 3)           814,900         723,400         891,120
      Other long-term payables (Note 6 and 7)                    325,877         312,450         247,808
                                                            ------------    ------------    ------------
              Total Long-Term Liabilities                      1,140,777       1,035,850       1,138,928
Stockholders' Equity:
      Common Stock. $0.001 par value; 100,000,000
           shares authorized;                                 14,518,000
           shares issued and 7,678,000 shares
           outstanding at March 31, 2003 and
           December 31, 2002 and 14,518,000
           shares outstanding at December 31,
           2001; 1,018,000 shares issued and
           outstanding at December 31, 2000.(Note 8)               7,678           7,678          14,518
      Preferred Stock, 10,000,000 shares                            --
           authorized, none issued  and outstanding                 --              --              --
      Additional paid-in capital                               3,477,765       3,477,765       5,781,942
      Deficit accmumlated during the development stage          (597,114)       (547,624)       (432,942)
      Stock subscription receivable (Note 8)                        --              --          (775,000)
      Treasury stock, 4,500,000 shares of common stock at           --
           cost; none outstanding at March 31, 2003                 --              --        (1,661,017)
                                                            ------------    ------------    ------------
              Total Stockholders' Equity                       2,888,329       2,937,819       2,927,501
                                                            ------------    ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUTIY                  $  4,041,722    $  3,979,900    $  4,107,928
                                                            ============    ============    ============


                       See accompanying notes to financial
                                  statements.


                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                                         Inception
                                             2003            2002          2001           to date
                                             ----            ----          ----           -------

Net Sales                                  $       --      $    175,352    $       --      $    218,886

Cost of Sales                                      --            73,495            --            73,495
                                           ------------    ------------    ------------    ------------

Gross Profit                                       --           101,857            --           145,391
                                                                                           ------------
Operating Expenses:                                --
                                                                                           ------------
                                                                                           ------------
     General and administrative expenses         51,647         220,737         360,817         645,758
                                                                                           ------------
     Depreciation and amortization                  143           1,017            --             1,160
                                           ------------    ------------    ------------    ------------

Total Operating Expenses                         51,790         221,754         360,817         646,918
                                           ------------    ------------    ------------    ------------

Loss From Operation                             (51,790)       (119,897)       (360,817)       (501,527)

Other Income (Expenses):
     Interest expense                              --              --              --              --
     Other income                                 4,008           5,215            --             9,223
     Penalties-non deductible                      (108)           (108)
                                           ------------    ------------    ------------    ------------

Total Other Income and Expenses                   3,900           5,215            --             9,115

Income (loss) before taxes                 $    (47,890)   $   (114,682)   $   (360,817)   $   (492,412)

Income taxes                                      1,600            --              --             1,600
                                           ------------    ------------    ------------    ------------

Net loss                                   $    (49,490)   $   (114,682)   $   (360,817)   $   (494,012)
                                                                                           ------------
Loss Per Common Share                             (0.01)   $      (0.01)   $      (0.03)   $      (0.02)
                                           ============    ============    ============    ============

Weighted Average Shares Outstanding           7,678,000       9,368,000      11,058,000      28,909,500
                                           ============    ============    ============    ============


                       See accompanying notes to financial
                                  statements.



                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASHFLOWS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                           Inception
                                                          2003        2002         2001         2000        To Date
                                                       ---------    ---------    ---------    ---------    ---------
Cash flows from operating activities:
Net loss                                               $ (49,490)   $(114,682)   $(360,817)   $ (12,325)   $(490,695)
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities
    Depreciation and Amortization                            143        1,017         --           --          1,017
    Issuance of stock for consulting &                      --
        legal fees                                          --           --           --          7,425        7,425
    (Increase) Decrease in:                                 --
        Acconts receivable                                  --        (11,761)        --           --        (11,761)
        Sales contracts receivable                       (57,870)     121,198      111,824         --        233,022
        Development costs on films                           (45)      10,742     (500,999)        --       (490,257)
        Prepaid expenses                                    --           --           --           --           --
        Deposits                                             867         (867)      (3,799)        --         (4,666)
    Increase (Decrease) in:                                 --
        Accounts payable                                  (2,148)     (34,163)      36,311         --         (8,152)
        Accrued liabilities                                9,453       (2,025)       5,188         --          3,163
        Deferred revenue                                  91,500     (167,720)        --           --       (167,720)
        Other payables                                    13,427       64,642      247,808         --        312,450
                                                       ---------    ---------    ---------    ---------    ---------
           Total Adjustments                              55,327      (18,937)    (103,667)       7,425     (125,479)
                                                       ---------    ---------    ---------    ---------    ---------
            Net cash used in operating activites           5,837     (133,619)    (464,484)      (4,900)    (616,174)

Cash flows from investing activities:
   Purchase of equipments                                   --         (2,817)        --           --         (2,817)
   Sale of assets                                           --           --           --          1,008        7,058
                                                       ---------    ---------    ---------    ---------    ---------
            Net cash used in investing activites            --         (2,817)        --          1,008        4,241

Cash flows from financing activities:
   Proceed from issuance of capital stocks,
        net of offering costs                               --           --        475,000         --        475,000
   Payment received on subscription
        receivable                                          --        125,000         --           --        125,000
   Pre-sale contracts                                       --           --           --           --           --
                                                       ---------    ---------    ---------    ---------    ---------
            Net cash provided by financing activites        --        125,000      475,000         --        600,000
                                                       ---------    ---------    ---------    ---------    ---------

Net increase in cash and cash equivalents                  5,837      (11,436)      10,516       (3,892)     (11,933)

Cash and cash equivalents at beginning of period            (920)      10,516         --          3,892       25,421
                                                       ---------    ---------    ---------    ---------    ---------
                                                                                                           ---------
Cash and cash equivalents at end of period             $   4,917    $    (920)   $  10,516    $    --         13,488
                                                       =========    =========    =========    =========    =========

                       See accompanying notes to financial
                                  statements.


                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001
                              AND INCEPTION TO DATE

                                                                                                          Deficit
                                                                           Stock                           From           Total
                                    Common Stock           Additional  Subscriptions       Treasury    Inception to   Stockholders's
                                  Shares       Amount   Paid-in Capital  Receivable         Stock          Date           Equity
                                ---------   ---------      ---------     ---------         ---------      ---------       ---------
Balance, December 31, 1997        118,600    $    119    $     64,573    $     --      $       --      $    (68,183)   $     (3,491)

Five-for-one stock
  split adjustments
  February, 2001                  474,400         474            (474)         --              --              --
Adjusted balance at year end         --          --              --            --              --              --
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
  December 31, 1997               593,000         593          64,099          --              --           (68,183)         (3,491)
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Net gain or (loss)
  for the year
  ended December 31, 1998            --          --              --            --              --            11,254          11,254
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Balance, December 31, 1998        593,000         593          64,099          --              --           (56,929)          7,763
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Net gain or (loss)
  for the year
  ended December 31, 1999            --          --              --            --              --            (2,871)         (2,871)
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Balance, December 31, 1999        593,000         593          64,099          --              --           (59,800)          4,892
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Issuance of shares
 for services                     425,000         425           7,008          --              --             7,433
Net gain or
 (loss) for the year
  ended December 31, 2000            --          --              --            --              --           (12,325)        (12,325)
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Balance, December 31, 2000      1,018,000       1,018          71,107          --              --           (72,125)           --
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Issuance of shares
  for TV and
  film rights                   9,000,000       9,000       4,315,335          --              --              --         4,324,335
Stock subscriptions             4,500,000       4,500       1,245,500      (775,000)           --              --           475,000
Organization expense                 --          --           150,000          --              --              --           150,000
Net gain or (loss)
  for the year
  ended December 31, 2001            --          --              --            --              --          (360,817)       (360,817)
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Balance, December 31, 2001     14,518,000      14,518       5,781,942      (775,000)           --          (432,942)      4,588,518
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Cancellation of
  treasury stock                     --          --              --            --        (1,661,017)           --        (1,661,017)
Payment received
  on subscription
    receivables                      --          --              --         125,000            --              --           125,000
Treasury stock                 (4,500,000)     (4,500)     (1,656,517)    1,661,017            --              --
Cancellation of
  stock subscription
    receivables                (2,340,000)     (2,340)       (647,660)      650,000            --              --              --
Net gain or (loss)
  for the year
  ended December 31, 2002            --          --              --            --              --          (114,682)       (114,682)
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
Balance, December 31, 2001      7,678,000       7,678       3,477,765          --              --          (547,624)      2,937,819
Net gain or (loss)
  for the 1st Qtr
  ended March 31, 2003               --          --              --            --              --           (49,490)        (49,490)
                               ----------    --------    ------------    ----------    ------------    ------------    ------------
                                7,678,000    $  7,678    $  3,477,765    $     --      $       --      $   (597,114)   $  2,888,329
                               ==========    ========    ============    ==========    ============    ============    ============



                       See accompanying notes to financial
                                  statements.

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - ORGANIZATION AND HISTORY:

New Generation Films, Inc. (the Company) was incorporated under the laws of the State of Nevada on November 7, 1991 as U S Recorp. The Company changed it name to New Cannon Inc. in February 2001 and changed its name to New Generation Films, Inc. in June 2002. Also in February of 2001 the Board of Directors approved a 5 for 1 split and authorized the number of shares to be increased to One Hundred Million (100,000,000) shares of common stock with a par value of $0.001 and Ten Million (10,000,000) shares of convertible Preferred Stock with a par value of $0.001. These financial statements reflect the restated stock split retroactive to 1997.

On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd. ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,984,305 and Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $1,338,038 for a total of 9,000,000 (4,500,000 to each company) post-split common shares of the Company and an agreement to pay the principal shareholder of the Company (Hidden Splendor see Note 7) $150,000. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $891,120.

The Company signed a stock purchase agreement with Unimet Group Limited on June 30, 2001 to sell 4,500,000 shares of stock for $1,250,000. The agreement stated a schedule of payment total of $750,000 in 2001 and $500,000 in 2002. However, the Company only received $475,000 in 2001 and $125,000 in 2002. Amendment was made to this agreement and the Company does not have any further payments due from Unimet Group Limited as of March 31, 2003. See Note 8 for detail.

Nature of Business:
The Company is involved in the entertainment industry in developing, producing and distributing films domestically and internationally.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory:
Inventory is valued at the lower of cost or market. There is no inventory at March 31, 2003 and December 2002 and 2001.

Equipment:
Equipment is stated at cost. Depreciation is calculated on a straight-line basis over a period of 5 years. Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in expense.

Use of Estimates:
In order to prepare the financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect certain reported account and disclosures. Actual results could differ from these estimates.

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001

Intangible Properties:
The costs of intangible properties are amortized using the straight-line method over the life of the distributed film contract. The Company distributes film contracts prior to its first commercial showing.

Earnings per share:
The earnings per share calculations were based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share are not reflected because they are anti-dilutive.

Income Tax:
Because of losses sustained since inception, no provision has been made for income taxes.

Revenue Recognition:
Revenue is recognized when films are delivered in fulfillment of distribution contracts or when films or film rights are sold.

NOTE 3 - SALES CONTRACTS RECEIVABLE/PRE-SALE CONTRACTS

The Company entered into agreements with international film distributors, which allows the distributor exclusive rights to collect revenues on the film in the agreed upon territory. The agreements usually include a down payment upon signing of the contract (approximately 10%), a payment upon the beginning of filming (approximately 10%) with the remaining payment received before the customer receives the film for distribution.

The Company was assigned a number of these contracts as a part of the acquisition of the film rights and film in development from Octava, Ltd. and Belfair International for shares of the Company as described in Note 1. Also see
Note 8 for the clarification on Belfair.


NOTE 4 - FILM DEVELOPMENT COSTS

         The Company develops films from screenplay to filming, production and distribution. "Crime and Punishment" "Death Game' and "Train to Hell" are completed and have been distributed to some markets. The Company's historical cost basis for films is as follows:


No  Name
                                  2003              2002               2001
                                  ----------       ----------      ----------
  1 "Crime and Punishment"        $1,308,067       $1,308,067      $1,327,861
  2 "Death Game"                   1,055,575        1,055,575       1,080,584
  3 "Booty & the Beast"               26,008           26,008            -
  4 "Holiday Season"                   5,000            5,000           5,000
  5 "Laugh it Up"                        578              578             578
  6 "Train to Hell"                    3,064            3,064             297
  7 "In Search of Woman"                 751              751            -
  8 "Oy Vy My Son Is Gay"              4,577            4,535            -
                                  ----------       ----------      ----------
          Total Historical Cost   $2,403,620       $2,403,578      $2,414,317
                                  ==========       ==========      ==========

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 5 - FILM PROPERTIES

Film properties consists of screenplays owned by the Company as follows:

 No  Name                                                              Amount
 1   "Oy Vey! My Son is Gay" From Martin Guigui                     $100,000.00
     3 Drafts and Final Screen play by Joseph Goldman                100,000.00
 2   "Holiday Season" Screen play by Lou Spirito and                 150,000.00
       Gary Horn
 3   "Gunga Din" Story and Screenplay by Jim Silke                   100,000.00
 4   "What Do Woman Want?" Screenplay by                             100,000.00
       Joseph Goldman
 5   "Forever Natacha" Screenplay By Joseph Goldman                  100,000.00
     and Rafal Haimovit
 6   "M" Screenplay by Kevin Rock, Nick Gregory                      150,000.00
       and Stephen Cornwell
 7   "Sweet Revenge" Screenplay by Menahem Golan                     100,000.00
                                                                     ----------

                      Total Historical Cost of Film Rights          $900,000.00
                                                                    ===========

Joseph Goldman and Menahem Golan are the same person.


NOTE 6 -RELATED PARTY TRANSACTIONS

The Company has been funding some of its activities through borrowing from officers.

The following is due Evgeny Afineevsky, Chairman and President:

                                    2003              2002              2001
   Salaries                       $132,665          $119,238         $ 60,000
   Loans                              -                 -                -
   Expenses                         19,421            19,421           15,072
   Film Development                 73,791            73,791           52,736
                              ------------------------------------------------
         Total Due Afineevsky     $225,877          $212,450          $139,808
                              ------------------------------------------------

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 7- OTHER PAYABLES

Other payables originate from an agreement to pay the principal shareholder of the Company $150,000 for the purchase of the company before intangible assets were contributed.

The outstanding payable is $100,000 as of March 31, 2003 and December 31, 2002, and $120,000 as of December 31, 2001.
NOTE 8 - STOCKHOLDERS EQUITY

On June 30, 2001 the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company No.2953873 duly organized and existing under the laws of England in which Unimet agreed to buy 4,500,000 post-split common shares of the Company for $1,250,000 payable in installments on of before the dates as follows:

             Date                                  Amount
        July 16, 2001                           $  250,000
       August 10, 2001                             100,000
      September 10, 2001                           100,000
       October 10, 2001                            100,000
      November 10, 2001                            100,000
      December 10, 2001                            100,000
       January 10, 2001                            500,000
                                                -----------
            Total                               $1,250,000
                                                ===========

The payment scheduled on or before January 10, 2002 was at Unimet's option of either cash or the transfer to the Company the assets of "FilmStudio.RU" owned by Unimet.

Unimet has made the following payments for stock subscriptions:

          Unimet Group Limited                          Amount
                07-16-01                               $250,000
                08-10-01                                100,000
                09-10-01                                100,000
                10-10-01                                 25,000
                01-31-02                                 75,000
                02-28-02                                 50,000
                                                      ---------
         Total Unimet Payments                         $600,000
                                                       ========

As of December 1, 2002, an amendment to the stock purchase agreement was completed where both parties agreed to buy and sell 2,160,000 shares of stock for the amount of $600,000 already received. The remaining obligations of the parties under the original agreement have been released.

Unimet transferred 2,160,000 shares in the Company to ST Holdings LTD on December 5, 2002. Octava Limited owns 4,500,000 of 7,678,000 shares of outstanding stock of the Company as of March 31, 2003. Due to the result of the transferred shares on December 5, 2002, Octava Limited is the sole majority holder as of the reporting date.

On December 23, 2001 Menahem Golan resigned as a director and as the chairman of the Company. Evgeny Afineevsky was elected by the board to replace Mr. Golan. Upon Mr. Golan resignation, the Company bought Mr. Golan's 4,500,000 shares of the Company stock by transferring ownership of rights to several films, screen plays and T. V. pilots to him. The value of the stock was $1,661,017, net of the

                           NEW GENERATION FILMS, INC.
                           (FORMERLY NEW CANNON, INC.)
                              (FORMERLY US RECORP)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND
                   AND YEARS ENDED DECEMBER 31, 2002 AND 2001

loan payable to Belfair, (Mr. Golan's company) and the 4,500,000 shares were deposited to the Company treasury. The Company cancelled all of their treasury shares as of December 31, 2002.

The Company has entered into an option agreement dated July 2, 2001 with Vadim Lipkind with respect to 382,053 common shares of the Company for the total purchase price of $250,000 with a term of up to five years from the date of the option. Mr. Lipkind has agreed to provide services to the Company as may be requested from time to time.

The Company entered into an option agreement with Victor Freilich, a director of the Company, dated July 2, 2001, with respect to 382,053 common shares of the Company for the total purchase price of $250,000 with a term of up to five years from the date of the option. Mr. Freilich has agreed to provide services to the Company as may be requested from time to time.

NOTE 9 - NET OPERATING LOSSES

The Company has net operating loss carry forwards of $323,768 as of December 31, 2002, which can be carried forward to offset future taxable income until the year 2015. These losses may be of nominal value because the Company has not yet developed a future income stream to offset these losses. Because the future realization of these loss carry forwards is uncertain, the financial statements show no provision for income taxes receivable on these losses.


NOTE 10 - SUBSEQUENT EVENTS

There are no significant subsequent events.

PART III

-----------------------------------------------------------------------
ITEM 1.  Index to Exhibits

----------------------------------------------------------------------

           The following exhibits are filed with this Form 10-SB:

Assigned
Number        Description
- ---------     ------------

(2) Plan of acquisition, reorganization, arrangement, liquid, or succession: None.

(3)(i)        Articles of Incorporation and Amendments thereto:

                  November 7, 1991 Articles of Incorporation: Filed with the Company's Form 10-SB, July 31, 2002.

                  February 5, 2001 Amendment to Articles of Incorporation: Filed with the Company's Form 10-SB, July 31, 2002.

                  June 6, 2002 Amendment to Articles of Incorporation: Filed with the Company's Form 10-SB, July 31, 2002.

(3)(ii) By-laws of the Company:

(4)           Instruments defining the rights of holders including indentures:

(9) Voting Trust Agreement: None

(10) Material Contracts:

                  January 15, 2001 Exchange Agreement: Filed with the Company's Form 10-SB, July 31, 2002.

                  June 30, 2001 Stock Purchase Agreement: Filed with the Company's Form 10-SB, July 31, 2002.

                  June 30, 2001 Freilich Option Agreement: Filed with the Company's Form 10-SB, July 31, 2002.

                  June 30, 2001 Lipkind Option Agreement: Filed with the Company's Form 10-SB, July 31, 2002.

                  February 23, 2002 Multiple Rights Distribution Agreement.

           Amendment to Stock Purchase Agreement dated June, 10, 2002.

           Amendment to Stock Purchase Agreement Dated December 1, 2002.

(11)                 Statement  regarding  computation  of per  share  earnings:
                     Computations   can  be   determined   from  the   financial
                     statements.

(16)          Letter on change in certifying accountant: None

(21)                 Subsidiaries of the registrant: None

(24)                 Power of Attorney: None

(99)                 Additional Exhibits: None

--------------------------------------------------------------------------------
SIGNATURES
--------------------------------------------------------------------------------

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

           Dated: May 30, 2003.



                              NEW GENERATION FILMS, INC.

                              /s/ Evgeny Afineevsky
                              ------------------------------------------
                                  Evgeny Afineevsky
                                  Chairman of Board, President, Director